SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2005 JAN 31 A 11:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20 January 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington,
USA


05005502

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JAN 31 2005
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Response to Regulatory Review

Severn Trent Plc ("Severn Trent" or "the Group") announced today that Severn Trent Water will accept Ofwat's final price determination for 2005-2010.

Despite the fact that Severn Trent Water is already performing at or close to Ofwat's operating and capital efficiency frontiers, the determination includes extremely challenging efficiency targets. Plans are being put in place to maintain Severn Trent Water as one of the most efficient companies in the water sector in terms of both operating costs and capital investment.

Details will be outlined in June at the Group's results announcement, and it is already anticipated that manpower numbers in Severn Trent Water will fall by up to 350 in the next two to three years, a reduction of up to 7% from their current levels.

The objective over the next five years is to ensure that customers in the Group's regulated and non-regulated businesses get the benefits of high quality and cost-effective services while ensuring that investors receive an appropriate return. The Board of Severn Trent Plc intends to maintain, as a minimum, Group dividends in real terms at least up to 2009/10.

Colin Matthews, who has been Acting Managing Director of Severn Trent Water since being appointed Group Chief Executive Designate in September 2004, will take over as Group Chief Executive from Robert Walker, who is retiring, on 1 February 2005.

Severn Trent Plc also announced today the appointment of Tony Wray to the Plc Board as Managing Director, Severn Trent Water. Tony will join Severn Trent on 7 March 2005. He is currently Director Networks, Eircom, having previously been Director Asset Management and then National Operations Director, Transco.

Colin Matthews said "It has been extremely valuable for me to have spent the last four months getting to know our Water business. I am delighted Tony is joining us and we will work closely together with our experienced management team in Water to finalise our plans to meet the challenges posed by the Regulator. We will outline our detailed response in June when we announce our annual results.

I am confident that Severn Trent can face the future well equipped to best serve customers and investors alike and I would like to thank Robert Walker and his team for the solid foundation he has left for us to build on".

For further information on the day the following people can be contacted on 0121 722 4310:

Peter Gavan, Director of Corporate Affairs
Julian Wais, Head of Investor Relations
Simon Holberton, Brunswick Group

After 20 January 2005 contact:

Peter Gavan / Jane Rhead	0121 722 4794
Julian Wais	0121 722 4295
Simon Holberton	020 7396 5347

Footnotes:

1. On 2 December 2004, Ofwat announced its determination for price limits for April 2005 to March 2010.

Ofwat announced real price increases for Severn Trent of 24.3%, compared to a requested real increase of 31.1%.

The determination is forecasting an increase in average annual household bills of £44 from £221 in 2004/05 to £265 in 2009/10, excluding inflation.

In announcing the revised prices, Ofwat made a number of changes to Severn Trent's plan. These include a reduction in the allowance for capital maintenance costs, particularly in respect of mains renewal and a reduction in the costs allowed for alternative sludge disposal methods. Despite the fact that Severn Trent is at or close to Ofwat's operating and capital efficiency frontiers, the determination includes more challenging efficiency targets than in the company plan. The determination includes sufficient costs to fund only half of Severn Trent Water's pension deficit. In addition, there remain other areas such as electricity costs, business rates and certain operational areas, where the determination allows for smaller cost increases than are forecast in the company plan.

2. Severn Trent Plc will announce its Trading Statement on Monday, 4 April 2005 and its Preliminary Results on Tuesday, 7 June 2005.

3. There will be a presentation on Biffa Waste Services, led by Martin Bettington, Managing Director of Biffa, on Tuesday, 26 April 2005. The presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent website (www.severntrent.com) and will remain on the website for subsequent viewing.

4. Tony Wray, aged 43, is currently Director Networks, Eircom, responsible for the fixed wire telephone infrastructure in the Republic of Ireland, managing some 4,000 employees and around £1bn of assets.

He joined British Gas as a graduate trainee in 1983 and has held a number of managerial positions covering transportation, measurement and billing, and commercial before becoming Head of Asset Management. In 2000 he was Director of Asset Management, Transco, then National Operations Director, Transco, before being appointed Integration Director to implement the merger integration of Lattice (Transco) and National Grid Group in to National Grid Transco.

Born and bred in Leicestershire, Tony is married with two daughters and lives in Nuneaton, Warwickshire. He has a BSc Hons Geology from the University of Sheffield.